The Pulse Beverage Corporation 11678 North Huron Street Northglenn, CO 80234 (720) 382-5476 www.pulsebeverage.com

August 6, 2014

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Tia L. Jenkins

Re:	The Pulse Beverage Corporation Form 10-K Filed March 31, 2014 File No. 000-53586

Dear Ms. Jenkins:

This letter is in response to Staff’s letter of July 22, 2014, by Tia L. Jenkins of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed March 31, 2014 (the “Filing”). We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year ended December 31, 2014
Item 8. Financial Statements and Supplementary Data, page 16
Statements of Operations, page 18

1.	We note that your cost of sales excludes depreciation and amortization expense and that you also present a gross margin figure which excludes the effects of these expenses. Please tell us how your presentation complies with the guidance in SAB Topic 11.B or provide revised disclosure to be included in future filings which removes the gross profit subtotal and re-labels the costs of sales line item throughout the filing to indicate that it excludes depreciation and amortization.

Response: Cost of Sales excludes depreciation and amortization because we do not deploy any property, plant and equipment and/or intangible assets in the manufacturing process. All manufacturing is contracted out to 3rd party co-packers.

2.	We note that you have classified asset impairments of $115,385 and $483, 208 as non-operating expenses for the years ended December 31, 2013 and 2012, respectively. We also understand that the impairment charges relate to write downs of manufacturing and display equipment based on your discussion of your results of operations at page 13. Please explain your basis for classifying these costs as non-operating given that the related assets appear to be operational in nature. Refer to Rule 5-03(9) of Regulation S-X.

Response: The assets that were written down were assets that had never been put in use after purchasing in 2010. We found alternative assets to use and had no further use for the unused assets.

Item 9a. Controls and Procedures, page 27

3.	We note that your management assessed the effectiveness of your internal control over financial reporting as of December 31, 2013 using the COSO framework. However, your disclosure does not identify whether you applied the original 1992 COSO framework or the updated framework issued by COSO on May 14, 2013. In future filings or any amendment to this filing, please revise your disclosure to identify the framework you utilized to comply with Item 308(a)(2) of Regulation S-K. Provide us with your draft disclosures.

Response: Noted. The following is our draft disclosure: As of December 31, 20xx we conducted an evaluation, under the supervision and with the participation of our chief executive officer (our principle executive officer) and our chief financial officer (also our principal financial and accounting officer) of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework issued on May 14, 2013. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Sincerely

/s/ Robert E. Yates

Robert E. Yates, CEO